Mail Stop 3561

      							November 8, 2005


Ronaldo Iabrudi dos Santos Pereira
Chief Executive Officer
Tele Norte Leste Participacoes S.A.
Rua Humberto de Campos, 425/8 andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

	Re:	Tele Norte Leste Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
		File No. 1-14487

Dear Mr. Pereira:

      We have reviewed your supplemental response letter dated October 7, 2005 as well as your filing and have the following comments. As noted in our comment letter dated August 18, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 20-F for Fiscal Year Ended December 31, 2004

Note 33 - Summary of the differences between Brazilian GAAP and
U.S.
GAAP, page F-98

(t)  Business Combinations, Page F-110

1. We note your response to comment 16. Explain for us in more detail your basis for not allocating goodwill associated with your acquisition of Pegasus Telecom S.A. to its respective reporting unit.
Also, clarify for us whether you have allocated any goodwill to your other reporting units for US GAAP reporting purposes.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Ronaldo Iabrudi dos Santos Pereira
Tele Norte Leste Participacoes S.A.
November 8, 2005
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